SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                         _______________


                            FORM 8-A



        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) or 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



                    VIDEOLAN TECHNOLOGIES, INC.

Delaware                                     61-1283466
(state of incorporation                      (IRS Employer
or organization)                             Identification No.)

100 Mallard Creek Road, Suite 250
Louisville, Kentucky                            40207
(Address of principal                        (Zip Code)
executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange on to be
so registered                      which class is to be registered

        None                            Not Applicable



Securities to be registered pursuant to Section 12(g) of the Act:

      Junior Participating Preferred Stock Purchase Rights
                        (Title of class)


         INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

     On January 29, 1997, the Board of Directors of VideoLan Technologies, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock, no par value (the "Common Stock"), to stockholders of record at the close of business on February 8, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one-hundredth of a share (a "Unit") of Junior Participating Preferred Stock (the "Preferred Stock") at a Purchase Price of $19.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) the tenth business day following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 8, 1997, will contain a notation incorporating the Rights Agreement by reference and (iii) the sur-render for transfer of any certificates for Common Stock outstand-ing will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require before the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 8, 2007, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Direc-tors, only shares of Common Stock issued before the Distribution Date will be issued with Rights.

     Following any Stock Acquisition Date, each holder of a Right will have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person will be null and void.

     For example, at an exercise price of $20.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $40.00 worth of Common Stock based on the current market price (as defined in the Agreement) of the Common Stock for $40.00. Assuming that the current market price of the Common Stock is $10.00, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $20.00.

     If, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Units of Pre-ferred Stock or other securities or property issuable, upon exer-cise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date before the date of exercise.

     At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). The decision to redeem after the Stock Acquisition Date shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board before the date an Acquiring Person became such, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of an Acquiring Person or any representative of the foregoing entities.

     At any time after the Rights become exercisable for Common Stock (or other consideration) of the Company, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share, and/or other equity securities deemed to have the same value as one Common Share, per Right, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are exchanged as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain cir-cumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person or an affiliate or associate of any such person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     A copy of the Rights Agreement has been filed with the Secu-rities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated January 29, 1997. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.  Exhibits.

    4.1 Form of Rights Certificate (included as Exhibit B to the Rights Agreement).

    4.2 Rights Agreement dated as of January 29, 1997, between VideoLan Technologies, Inc. and Continental Stock Transfer & Trust Company as Rights Agent. Exhibit A to the Rights Agreement is a Form of Certificate of Designation to the Company's Amended and Restated Articles of Incorporation that describes the rights and preferences of the Junior Participating Preferred Stock. Exhibit B to the Rights Agreement is a Form of Rights Certificate. Exhibit C to the Rights Agreement is a Summary of Rights to Purchase Preferred stock that summarizes the rights of holders of Junior Participating Preferred Stock Purchase Rights and will be Sent to shareholders of record as of February 8, 1997.


                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this regis-tration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              VIDEOLAN TECHNOLOGIES, INC.



Date:  January 29, 1997       By   /s/ Jack Shirman
                                 Jack Shirman
                                 Chief Executive Officer